UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-7657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY

World Financial Center

200 Vesey Street

New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

Year Ended December 31, 2008

Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Administration Committee of

American Express Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Express Retirement Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 29, 2009

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets

Participant-directed investments, at fair value	$1,574,824,470	$2,684,074,534
Investment contracts held in Stable Value Fund, at fair value	551,562,018	460,224,820

Total investments, at fair value	2,126,386,488	3,144,299,354

Due from brokers	1,817,927	—
Cash (non-interest bearing)	11,931,443	—
Receivables:
Investment income	1,952,193	94,620
Employer contributions -
Profit sharing	37,423,881	60,276,301
Other than profit sharing	24,541,348	25,574,329

Total Assets	2,204,053,280	3,230,244,604

Liabilities

Due to brokers	(987,794)	—
Accrued expenses	(709,323)	—

Total Liabilities	(1,697,117)	—

Net assets reflecting investments at fair value	2,202,356,163	3,230,244,604

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(11,667,411)	(3,830,494)

Net assets available for benefits	$2,190,688,752	$3,226,414,110

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

2008
Contributions:
Employer -
Profit sharing	$37,426,061
Other than profit sharing	124,877,550
Employee	138,479,204
Rollovers	5,146,470

Total contributions	305,929,285

Investment income (loss):
Interest and dividends	33,336,312
Interest on participant loans	6,209,024
Net depreciation in fair value of investments	(1,150,661,268)

Total investment loss	(1,111,115,932)

Withdrawal payments	(230,538,711)

Net decrease in net assets available for benefits	(1,035,725,358)

Net assets available for benefits at beginning of year	3,226,414,110

Net assets available for benefits at end of year	$2,190,688,752

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

1. Description of the Plan

General

The American Express Retirement Savings Plan, (the “Plan”), formerly known as the American Express Incentive Savings Plan, which became effective June 11, 1973, is a defined contribution pension plan. The Plan name change was effective July 1, 2007. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions, if any, upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. The Plan Document should be referred to for more complete information. In the event of a conflict between the following description and the Plan Document, the Plan Document shall control.

Effective July 1, 2007, certain provisions of the Plan were amended as more fully described throughout Note 1.

Administration

In April 2007, Wachovia Bank, N.A. replaced Ameriprise Trust Company (“ATC”) (a wholly-owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise”)) as the Trustee and Record keeper for the Plan. On December 31, 2008, Wachovia Corporation became part of Wells Fargo & Company. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”), and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option. RSPIC has the power to select the other investment options available under the Plan and the manner in which certain investments of the Plan are invested. Subject to Plan limits, RSPIC has the power to appoint investment managers to make investment decisions. The members of EBAC are appointed by the Chief Executive Officer as authorized by the Compensation and Benefits Committee of the Board of Directors of the Company. The members of RSPIC are set forth in the Plan Document.

Compensation

Participant compensation, used in the calculation of Plan contributions, was generally defined as an employee’s base pay through June 30, 2007 and was changed effective July 1, 2007 to generally include base pay plus overtime, shift differentials, and most commissions and incentives. Effective January 1, 2008, for purposes of calculating Company contributions, for participants above certain salary grades as defined by the Plan, compensation does not include any incentive pay which, in the aggregate, is in excess of one times their base salary.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $230,000 and $225,000 in 2008 and 2007, respectively, before tax deductions and certain other withholdings.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

1. Description of the Plan (continued)

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make before-tax contributions, after-tax contributions (up to 10% of eligible compensation), or a combination of both, not to exceed 80% of their compensation to the Plan through payroll deduction. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation (adjusted annually for cost of living increases) on participants’ before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. For both 2008 and 2007, this limit was $15,500 for participants under age 50 and $20,500 for participants over age 50. The Plan complied with nondiscrimination requirements under the Code for 2008 and 2007.

Company Matching Contributions

Except as described in the following paragraph, the Company matches 100% of participants’ before-tax contributions quarterly up to 5% of compensation after a participant’s completion of one year of service.

Effective July 1, 2007, for all eligible Global Travel Services participants, the Company matches 100% of participants’ before-tax contributions up to 4% of compensation upon a participant’s completion of one year of service. Global Travel Services employees are generally those participants employed within Global Travel Services (Global Business Travel and Global Foreign Exchange Services) who were younger than age 40 on December 31, 2005, or who had less than five years of service on December 31, 2005, regardless of age. Prior to July 1, 2007, the Company matched 100% of eligible participants’ before-tax contributions up to 3% of compensation and 50% of Global Travel Services employees’ before-tax contributions up to 3% of compensation.

A participant must be employed by the Company on the last working day of the quarter to receive Company Matching Contributions.

Profit Sharing Contributions

Upon a participant’s completion of one year of service, additional Company contributions of 0-5% of the participant’s compensation may be made annually at the Company’s discretion which can be based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year. Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan. Profit Sharing Contributions for employees other than eligible Global

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

1. Description of the Plan (continued)

Travel Services (Global Business Travel and Global Foreign Exchange Services) participants were 2.25% and 4.25% of compensation in 2008 and 2007, respectively. Eligible Global Travel Services (Global Business Travel and Global Foreign Exchange Services) participants received Profit Sharing Contributions equal to 1.00% and 2.50% of compensation in 2008 and 2007, respectively.

Prior to July 1, 2007, Profit Sharing Contributions were on base salary only with a range from 0-7% of base pay.

Qualified Non-elective Contributions

Effective January 1, 2008, the Company may make Qualified Non-elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution. The Company may designate all or part of a Company Profit Sharing Contribution as a QNEC. Alternatively, the Company may, in its sole discretion, make an additional contribution designated as QNEC. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of before-tax contributions (excluding hardship withdrawals). QNECs may be allocated as a uniform percentage of eligible compensation for designated employees and may be restricted to only such employees employed on the last day of the plan year. Alternatively, the Company may direct that QNECs be allocated among specifically designated non-highly compensated employees in varying percentages of compensation as permitted by law.

Company Stock Contributions

Prior to July 1, 2007, upon a participant’s completion of one year of service, in addition to the Company Matching Contributions and Profit Sharing Contributions above, the Company contributed to the Plan on a quarterly basis 1% of each eligible participant’s base salary, regardless of whether the eligible participant contributed to the Plan. This contribution was initially invested in the American Express Company Stock Fund, but could be immediately moved to another investment offering under the Plan. A participant needed to be employed by the Company on the last working day of the quarter to receive any Company Stock Contributions. Effective July 1, 2007, the Company discontinued Company Stock Contributions.

Conversion Contributions

For eligible employees on the Company’s United States payroll (or on unpaid leave of absence) on July 1, 2007 and who generally commenced service prior to April 1, 2007, the Company makes Conversion Contributions equal to a percentage of compensation. The amount of the participant’s Conversion Contributions is based on their projected attained age plus completed years of service with the Company as of December 31, 2008 and varies depending on the division of employment. Conversion Contributions will range from 0-8% of compensation.

Disability Contributions

Effective July 1, 2007, certain qualifying participants who become disabled (as defined in the Plan) are eligible to receive contributions similar to Company Conversion, Profit Sharing and/or Matching Contributions.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

1. Description of the Plan (continued)

Suspension of Company Contributions into the Plan

For pay periods beginning on or after March 30, 2009, the Company suspended Company Matching Contributions and Company Conversion Contributions to the Plan. Company Conversion Contributions continue for eligible employees who are considered “retirement eligible,” generally meaning those employees who will be at least 55 years old and have at least 10 years of service as of December 31, 2009. Company Matching Contributions continue for eligible employees who were hired pursuant to the requirements of the Asset Purchase Agreement dated as of March 26, 2008, among General Electric Capital Corporation, GE Capital Financial Inc., General Electric Company, American Express Travel Related Services Company, Inc. and American Express Bank, FSB. The contributions to certain disabled participants described above also continue.

Transfer of Account Balances

Participants’ account balances may be transferred among the Plan’s investment options upon receipt of instructions from the participant.

Participant Rollovers

A Rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company Matching, Profit Sharing or Conversion Contributions.

Vesting and Forfeitures

Participants are immediately vested in their elective before-tax and after-tax contributions, rollovers, if any, and Company Stock Contributions made by the Company prior to July 1, 2007, and investment earnings on the foregoing. Other contributions become vested as set forth below:

Company Matching Contributions

•	If a participant is eligible for Conversion Contributions, his or her Matching Contributions and investment earnings thereon, are always 100% vested.

•

If a participant is not eligible for Conversion Contributions, his or her Matching Contributions and investment earnings thereon made for payroll periods ending after July 1, 2007, are 100% vested after three years of service (as defined in the Plan), or if he or she retires at or after age 65, becomes disabled or dies.

Profit Sharing Contributions

•

All Profit Sharing Contributions and investment earnings thereon for the 2007 calendar year and later (which are generally contributed to the Plan in 2008 and later) are 100% vested after three years of service, or upon retirement at or after age 65, disability or death.

•

All pre-2007 calendar year Profit Sharing Contributions and investment earnings thereon for participants that were actively employed by the Company on July 1, 2007, become 100% vested after three years of service, or upon retirement at or after age 65, disability, or death.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

1. Description of the Plan (continued)

•

If a participant was not employed by the Company on July 1, 2007, and has not been rehired after that date, any Profit Sharing Contributions and investment earnings thereon become 100% vested after five years of service or upon retirement at or after age 65, disability or death.

Qualified Non-elective Contributions

•	Any Qualified Non-elective Contributions are always 100% vested as soon as they are deposited into the RSP.

Conversion Contributions

•	All Company Conversion Contributions and investment earnings thereon are 100% vested after three years of service, or upon retirement at or after age 65, disability or death.

Disability Contributions

•	Any Disability Contributions are always 100% vested.

Unallocated forfeited account balances were $2,173,121 and $2,400,310 as of December 31, 2008 and 2007, respectively. Forfeitures are used to pay administrative expenditures or to reduce future Company contributions. Profit Sharing Contributions made to the Plan were reduced by $2,190,000 and $1,800,000 from forfeited account balances in 2008 and 2007, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and plan assets will be distributed in accordance with the Plan Document.

Loan Program

Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment.

Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed based on the prime rate for the month prior to the month in which the loan request is being processed. In the event of a loan default, EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the participant to income tax plus any penalties imposed by the Code based on the loan balance. Loans to participants at December 31, 2008 were at interest rates varying from 4.0% to 10.5% and will mature at various dates through October 2038.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through participant and Company contributions and Rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

1. Description of the Plan (continued)

Distributions and Withdrawals

Upon disability, death or retirement at or after attaining the Plan’s normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, shares of any investment available through the Self-Managed Brokerage Account (“SMBA”), or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until the April of the year following the year in which the participant attains age 70- 1/ 2. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Expenses

The Company and the participants share the costs of administering the Plan. The Company currently pays certain administrative expenses such as audit and legal fees. Expenses related to investment funds, for example, investment management fees, brokerage commissions, stock transfer, or other taxes and charges incurred in the purchase or sale of investments, are generally paid out of the applicable investment funds. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Trust. These expenses are included within net appreciation/(depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. These expenses were $8,088,958 for the year ended December 31, 2008. Certain expenses of the SMBA may be charged directly to a participant’s account. In the future, the Company may pass on additional costs to Plan participants to the extent permitted under the Code and ERISA.

2. Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America and include the use of management estimates. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose with the exception of the American Express Company Stock Fund which is an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the Fund, unless participants elect that the dividends paid with respect to their interest in the Fund are to be distributed in cash and recorded as withdrawal payments.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Fair Value Measurements

On January 1, 2008 the Plan adopted the effective provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 applies broadly to financial and non-financial assets and liabilities reported or disclosed at fair value under existing authoritative accounting pronouncements. FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2), delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the Plan’s financial statements on a recurring basis (at least annually), until its fiscal year beginning after November 15, 2008, including interim periods within that fiscal year (January 1, 2009 for the Plan). In accordance with FSP FAS 157-2, the Plan has partially adopted SFAS No. 157. The Plan currently does not have any non-financial assets or non-financial liabilities that are measured at fair value on a non-recurring basis.

The Plan’s partial adoption of SFAS No. 157 did not result in significant changes to the valuation techniques it had previously used to measure the fair value of its investments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and is based on the Plan’s principal or most advantageous market for the specific asset or liability. The partial adoption of SFAS No. 157 did not have a material impact on the Plan’s net assets or changes in net assets.

SFAS No. 157 established a three-level hierarchy of valuation techniques used to measure fair value, defined as follows:

•

Unadjusted Quoted Prices (Level 1) - The fair value of an asset or liability is based on unadjusted quoted prices, in active markets for identical assets or liabilities. An example would be a marketable equity security that is actively traded on the New York Stock Exchange.

•

Pricing Models with Significant Observable Inputs (Level 2) - The fair value of an asset or liability is based on information derived from either an active market quoted price, which may require further adjustment based on the attributes of the financial asset or liability being measured, or an inactive market transaction. Circumstances when adjustments to market quoted prices may be appropriate include (i) a quoted price for an actively traded equity investment that is adjusted for a contractual trading restriction, or (ii) the fair value derived from a trade of an identical or similar security in an inactive market.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

•

Pricing Models with Significant Unobservable Inputs (Level 3) - The fair value of an asset or liability is primarily based on internally derived assumptions surrounding the timing and amount of expected cash flows for the financial instrument. Therefore, these assumptions are unobservable in either an active or inactive market.

The level in the fair value hierarchy to which an asset or liability is classified is based upon the lowest level of input that is significant to the fair value measurement. For example, if an asset or liability is valued based on observable inputs (e.g., Level 2) as well as unobservable inputs (e.g., Level 3), and the unobservable inputs insignificantly contributed to the determination of fair value, it is classified in Level 2 of the fair value hierarchy.

The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date. SFAS No. 157 was adopted by the Plan on January 1, 2008; therefore, classification of the Plan’s investments pursuant to the fair value hierarchy is applicable only to the estimated fair values as of December 31, 2008.

•

The Plan’s mutual funds and collective investment funds are valued using a net asset value (“NAV”). The NAV is measured by the custodian or investment manager as of the close of regular trading. Information that becomes known after the NAV has been calculated is not used to retroactively adjust the previously determined NAV. These investments are classified within Level 1 of the fair value hierarchy.

•

Investments in American Express Company common stock, other stock, and active publicly traded fixed income securities are valued at the official closing price or, if there is no official closing price that day, at the last sales price. These investments are classified in Level 1 of the fair value hierarchy.

•

When quoted prices in an active market are not available, the fair market values for the Plan’s fixed income securities are obtained primarily from pricing service engaged by the Plan’s trustee, and the Plan receives one price for each security. The fair values provided by the pricing service are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, broker-dealer quotes, all with reasonable levels of transparency. The pricing service does not apply any adjustments to the pricing models used, nor does the Plan apply any adjustments to prices received from the pricing service. In addition, no adjustments were deemed necessary to the prices provided by the pricing service as a result of current market conditions. Although the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models used do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. As of December 31, 2008, the Plan’s fixed income securities are classified within Level 2 of the fair value hierarchy.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

•

Fully benefit-responsive investment contracts are valued at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits. Contract value represents the face amount of the contract plus interest at the contract rate. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and the investment contract. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Fair value for synthetic contracts is estimated based on the quoted market prices of the underlying fixed income securities. The wrap contracts for the Stable Value Fund are purchased to protect against the loss of value on the underlying securities in the Stable Value portfolio. The wrap contracts are valued on the basis of the present value of the estimated three year wrap contract fee. The adjustment to contract value represents the remaining difference between the combined fair value of securities and the wrap contracts, versus the wrap contract value. These wrap contracts are classified within level 3 of the fair value hierarchy.

•	Participant loan accounts are valued at amortized cost, which approximates fair value and are classified within Level 3 of the fair value hierarchy.

Recently Issued Accounting Pronouncements

FSP FAS 157-2, as described above, delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the Plan’s financial statements on a recurring basis (at least annually) until January 1, 2009.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net assets available for benefits or net increase in net assets available for benefits as previously reported.

3. Investments

Investment Elections

The investment options available to participants are the SMBA, the American Express Company Stock Fund and five core investment funds (“Core Investment Funds”): The Stable Value Fund, The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund and The International Equity Fund. In addition, participants may elect to contribute to funds that invest in a mix of assets from the Core Investment Funds based on target retirement

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

3. Investments (continued)

dates (“Retirement Funds”). The balances of the Core Investment Funds in the financial statements include the amounts held in the Retirement Funds. A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000 and additional funds must be transferred in increments of at least $500. Contributions cannot be made directly to the SMBA; funds may only be transferred from other Plan investment options to the SMBA.

A brief description of the investments available to participants at December 31, 2008 is set forth below:

Core Investment Funds:

The Core Investment Funds are managed by multiple investment managers and represent broad asset classes, comprising several different investments.

The Stable Value Fund – Invests in high quality fixed income securities such as treasuries, government agencies, government-backed securities, and various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions. Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments. The average yield on investment contracts was 4.96% and 7.25% for 2008 and 2007, respectively. The weighted average crediting rates on investment contracts was 4.56% and 4.93% at December 31, 2008 and 2007, respectively. Ameriprise Trust Company (“ATC”) acts as investment manager for The Stable Value Fund. The goal of this fund is to protect original investment while offering a competitive rate of interest with minimum risk.

The Diversified Bond Fund – The goal of this fund is total return consistent with the preservation of capital, and includes investment grade fixed income securities such as U.S. government securities, corporate debt securities and mortgage- and asset-based debt securities with at least one year remaining to maturity. The value, liquidity and related income of these underlying securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The U.S. Large-Cap Equity Fund – The goal of this fund is long-term capital appreciation by investing in large-capitalization stocks listed on major U.S. stock exchanges.

The U.S. Small/Mid-Cap Equity Fund – The goal of this fund is long-term capital appreciation by investing primarily in small and medium sized stocks listed on major U.S. stock exchanges.

The International Equity Fund – The goal of this fund is long-term growth of capital from investment in non-U.S. stocks, and includes equity securities from markets outside the U.S.

Retirement Funds:

Retirement Funds utilize a mix of the Core Investment Funds to provide a diversification of investments based on the expected number of years until the participant’s retirement.

American Express Company Stock Fund – The American Express Company Stock Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents. The Plan Document requires that the American Express Company Stock Fund be offered as an investment option under the Plan.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

3. Investments (continued)

Beginning July 1, 2007, participants will only be able to allocate 10% of their future contributions to the American Express Company Stock Fund. In addition, transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance.

Self-Managed Brokerage Account – The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided a list of over 900 mutual funds from which to make choices and investment selections of their own design. In March 2007, some participants elected to transfer Ameriprise common shares held in the Plan from the Ameriprise Financial Stock Fund to the SMBA. The Ameriprise Financial, Inc. Stock Fund was dissolved as of April 24, 2007.

At December 31, 2008 and 2007, investments with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description	2008	2007
American Express Company Common Stock	$250,321,306	$769,129,589

State Street Bank and Trust S&P 500 Flagship Fund Class A	177,780,809	270,407,893

At December 31, 2008 and 2007, investment options with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description	2008	2007
The U.S. Large-Cap Equity Fund	$508,827,720	$807,737,042
The Stable Value Fund	551,562,018	460,224,820
The International Equity Fund	224,732,721	347,471,281
The U.S. Small/Mid-Cap Equity Fund	190,976,379	277,448,701
The Diversified Bond Fund	190,588,386	191,322,367

There were no other individual securities held within the core investment funds or SMBA that exceeded 5% of the Plan’s net assets at December 31, 2008 or 2007.

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Common stocks	$(827,257,469)
Common/collective trusts	(104,632,518)
Mutual funds	(221,564,618)
Fixed income securities	2,793,337

Net depreciation in fair value of investments	$(1,150,661,268)

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

3. Investments (continued)

Fair Value

The following table summarizes the inputs used as of December 31, 2008 in determining the fair valuation of the Plan’s investments:

Description	Level 1	Level 2	Level 3	Total
Common stocks	$955,864,442	$—	$—	$955,864,442
Common/collective trusts	224,732,721	—	—	224,732,721
Mutual funds	301,301,469	—	—	301,301,469
Stable value obligations
Mutual funds / US treasury notes	240,558,429	—	—	240,558,429
Fixed income obligations	—	311,003,589	—	311,003,589
Wrap contracts	—	—	(11,667,411)	(11,667,411)
Participant loans	—	—	92,925,838	92,925,838

Total	$1,722,457,061	$311,003,589	$81,258,427	$2,114,719,077

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets

Year Ended December 31,2008

Description	Wrap Contracts	Participant Loans	Total
Balance, beginning of year	$(3,830,494)	$90,454,543	$86,624,049
Realized gains/(losses)	—	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—	—
Purchases, sales, issuances, and settlements (net)	(7,836,917)	2,471,295	(5,365,622)

Balance, end of year	$(11,667,411)	$92,925,838	$81,258,427

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

In late 2008 and the first quarter of 2009, four putative class actions against American Express Company and other defendants were filed in the United States District Court for the Southern District of New York. These actions allege that the defendants violated certain ERISA obligations by: allowing the investment of American Express Retirement Savings Plan assets in American Express common stock when American Express common stock was not a prudent investment; misrepresenting and failing to disclose material facts to Plan participants in connection with the administration of the Plan; and breaching certain fiduciary obligations. These actions were consolidated in April 2009 into an amended consolidated complaint captioned In Re American Express ERISA Litigation.

5. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated February 20, 2004 stating that the Plan is qualified, the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). Subsequent to this determination by the IRS, the Plan has been amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified, the related trust is tax-exempt and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$2,190,688,752	$3,226,414,110
Less: Loans deemed distributed	(1,796,480)	(1,956,652)

Net assets available for benefits per the Form 5500	$2,188,892,272	$3,224,457,458

The following is a reconciliation of withdrawal payments per the financial statements for the year ended December 31, 2008:

Withdrawal payments per the financial statements	$230,538,711
Less: Deemed loans offset by distributions	(365,483)

Withdrawal payments per the Form 5500	$230,173,228

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

6. Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of interest on participant loans per the financial statements for the year ended December 31, 2008:

Interest on participant loans per the financial statements	$6,209,024
Interest on deemed distributed loans	4,782

Interest on participant loans per the Form 5500	$6,213,806

Participant loans are deemed as distributions for Form 5500 reporting purposes when the event of default occurs. For financial statement reporting purposes, participant loans are deemed as distributions when the Form 1099 is issued and the event becomes taxable to the participant.

7. Related Party Transactions

Certain Plan investments are shares of American Express Company common stock and mutual funds managed by the Plan’s Trustee. In addition, the core investment funds held common stock and may hold fixed income securities of the Plan’s custodians. These transactions represent investments in related parties and, therefore, qualify as exempt party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
American Express Company Stock Fund -
	*	Evergreen Institutional Money Market Fund	1,573,720		1,573,720

	*	American Express Company Common Stock	13,494,410		250,321,306

Total American Express Company Stock Fund					251,895,026

Self-Managed Brokerage Account, consisting of common stock and mutual funds					83,283,005

Collective Investment Funds -
	*	SSgA Passive Bond Market Index Fund Class A	1,624,108		31,595,395

		The Diversified Bond Fund -
	*	PIMCO TOTAL RETURN FD INST CL	9,429,573		95,615,875
	*	SSGA PASSIVE BOND MARKET INDEX SL SERIES FUND CL A	305,408		5,941,413
	*	LOOMIS SAYLES INVT GRADE TIER	9,794,400		89,031,098

		Total Diversified Bond Fund			190,588,386

		The U.S. Large-Cap Equity Fund -
	*	EVERGREEN INST MONEY MARKET FUND CL I (FD # 495)	5,029,611		5,029,611
		SCHERING-PLOUGH CORP PFD STK 6%	2,400		417,600
		ABB LTD COM	67,894		1,019,089
		AMR CORP DEL COM	57,759		616,289
		AT&T INC COM	131,504		3,747,864
		ABBOTT LABS COM	16,392		874,841
		AIR PRODUCTS & CHEMICALS INC COM	13,510		679,148
		ALCOA INC COM	67,396		758,879
		ALLSTATE CORP COM	44,636		1,462,275
		ANADARKO PETROLEUM CORP COM	19,759		761,709
		AON CORP COM	41,759		1,907,551
		APACHE CORP COM	15,767		1,175,115
		BJ SVCS CO COM	66,800		779,556
		BP PLC SPONSORED ADR	75,493		3,528,543
		BT GROUP PLC-ADR WI COM	14,579		291,288
		BAKER HUGHES INC COM	45,533		1,460,243
		BANK OF AMERICA CORP COM	157,788		2,221,655
		BOEING CO COM	27,835		1,187,719
		BRISTOL-MYERS SQUIBB CO COM	125,265		2,912,411
		BURLINGTON NORTHERN SANTA FE COM	16,088		1,218,022
		CBS CORP COM	103,861		850,622
		CIT GROUP HLDGS COM	283,285		1,286,114
		CARNIVAL CORP COM	98,518		2,395,958
		CATERPILLAR INC COM	131,601		5,878,617
		CEMEX SAB DE CV ADR CTF NEW FOR A & B SHS	80,141		732,489
		CENTEX CORP COM	18,512		196,968
		CHEVRON CORP COM	68,966		5,101,415
		CITIGROUP INC COM	106,489		714,541
		COMPUTER SCIENCES CORP COM	13,876		487,603
		CONOCOPHILLIPS COM	67,358		3,489,144
		CONTINENTAL AIRLINES INC CL B COM	23,904		431,706
		D R HORTON INC COM	26,564		187,807
		DEERE & CO COM	43,079		1,650,787
		DELTA AIRLINES INC DEL COM	111,745		1,280,598
		DEUTSCHE TELEKOM AG SPONSORED ADR	139,982		2,141,725
		DEVON ENERGY CORPORATION COM	7,800		512,538
		DOW CHEMICAL COM	142,889		2,156,195
		DU PONT E I DE NEMOURS & CO COM	124,618		3,152,835
		EATON CORP COM	57,612		2,863,893
		ENCANA CORP COM	15,659		727,830
		ERICSSON (LM) TEL COM	43,632		340,766

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
		EXXON MOBIL CORP COM	24,926		1,989,843
		FAIRPOINT COMMUNICATIONS INC COM	1,099		3,605
		FLUOR CORP NEW COM	15,246		684,088
		GOODRICH CORP COM	24,989		925,093
		HALLIBURTON CO COM	130,453		2,371,636
		HEWLETT-PACKARD CO COM	81,227		2,947,728
		HOME DEPOT INC COM	91,766		2,112,453
		HONEYWELL INTL INC COM	49,547		1,626,628
		HUBBELL INC CL B COM	9,231		301,669
		HUMANA INC COM	22,712		846,703
		ILLINOIS TOOL WORKS INC COM	72,939		2,556,512
		INSITUFORM TECHNOLOGIES INC CL A COM	11,740		231,161
		INTEL CORP COM	325,693		4,774,659
		INTL BUSINESS MACHINES CORP COM	31,205		2,626,213
		INTERNATIONAL PAPER CO COM	143,077		1,688,309
		JP MORGAN CHASE & CO COM	76,005		2,396,438
		JOHNSON & JOHNSON COM	27,921		1,670,513
		KB HOME COM	15,284		208,168
		LINCOLN NATIONAL CORP COM	26,271		494,946
		LOEWS CORP - CAROLINA GROUP COM	51,723		1,461,175
		LORILLARD INC COM	73,078		4,117,945
		MACY’S INC COM	21,300		220,455
		MARATHON OIL CORP COM	74,747		2,045,078
		MARSH & MCLENNAN COMPANIES INC COM	155,375		3,770,951
		MCDERMOTT INTL INC COM	38,520		380,578
		MERCK & CO INC COM	71,478		2,172,931
		MICROSOFT CORP COM	60,629		1,178,628
		PARKER HANNIFIN CORP COM	50,491		2,147,887
		PETROLEO BRASILEIRO SA PETROBRAS PETROLEO BRASILEIRO S.A. ADR	50,104		1,227,047
		PFIZER INC COM	97,484		1,726,442
		PHILIP MORRIS INTL INC COM	28,478		1,239,078
		PIONEER NATURAL RESOURCES CO COM	21,814		352,951
		PULTE HOME INC COM	21,621		236,318
		SCHERING-PLOUGH CORP COM	75,042		1,277,965
		SCHLUMBERGER LTD COM	44,435		1,880,934
		SPECTRA ENERGY CORP COM	23,496		369,827
		STANLEY WKS COM	60,137		2,050,672
		STMICROELECTRONICS N V SHS N Y REGISTRY	118,385		787,260
		TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	225,880		1,784,452
		TELEFONOS DE MEXICO S A	42,323		886,244
		TELMEX INTERNATIONAL ADR	42,323		480,789
		TENARIS SA-ADR	28,878		605,860
		3M CO COM	33,635		1,935,358
		TOTAL SA - SPONSORED ADR	22,622		1,250,997
		TRAVELERS COS INC COM	73,837		3,337,432
		UAL CORP UAL CORP COM	35,839		394,946
		US BANCORP DEL COM NEW	28,495		712,660
		US AIRWAYS GROUP INC COM	85,843		663,566
		UNION PACIFIC CORP COM	22,655		1,082,909
		UNITED PARCEL SERVICE CL B COM	38,597		2,129,011
		VERIZON COMMUNICATIONS COM	61,467		2,083,731
		WAL-MART STORES INC COM	91,929		5,153,540
		WASTE MGMT INC DEL COM	33,369		1,105,849
	*	WELLS FARGO & CO COM	5,900		173,932
		WEYERHAEUSER CO COM	54,291		1,661,848
		WHIRLPOOL CORP COM	28,061		1,160,322
		WYETH COM	31,282		1,173,388
		AXIS CAPITAL HOLDINGS LTD COM	35,035		1,020,219
		ENDURANCE SPECIALTY HOLDINGS LTD COM	44,815		1,368,202
		EVEREST RE GROUP LTD COM	6,735		512,803
		INGERSOLL-RAND CO LTD COM	92,946		1,612,613
		MONTPELIER RE HOLDINGS LTD COM	68,018		1,142,022
		PARTNERRE LTD COM	11,836		843,552
		RENAISSANCERE HOLDINGS LTD COM	25,619		1,320,916
		TYCO INTERNATIONAL LTD COM	40,483		874,433
		TYCO ELECTRONICS LTD COM	10,246		166,088
		XL CAPITAL LTD COM	295,465		1,093,221
		ACE LIMITED COM	86,252		4,564,456
		TRANSOCEAN LTD	39,929		1,886,645
		ROYAL CARIBBEAN CRUISES LTD COM	68,177		937,434

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	*	EVERGREEN INST MONEY MARKET FUND CL I (FD #495)	650,527		650,527
		ABRAXIS BIOSCIENCE INC COM	22,250		1,466,720
		ALLERGAN INC COM	246,000		9,918,720
		AMAZON COM INC COM	212,000		10,871,360
		AMERICA MOVIL SAB DE C.V. SPONSORED ADR REPSTG SER L SHS	157,000		4,865,430
		APPLE INC COM	116,000		9,900,600
		BROADCOM CORP COM	270,000		4,581,900
		CME GROUP INC COM	21,000		4,370,310
		E M C CORP MASS COM	438,000		4,585,860
		FMC TECHNOLOGIES INC COM	165,000		3,931,950
		GENZYME CORP COM -GEN DIV	159,000		10,552,830
		GOOGLE INC-CL A COM	36,000		11,075,400
		INTERCONTINENTALEXCHANGE INC COM	117,000		9,645,480
		INTUITIVE SURGICAL INC COM	47,000		5,968,530
		IRON MTN INC PA COM	115,000		2,843,950
		LAS VEGAS SANDS CORP COM	769,000		4,560,170
		MINDRAY MEDICAL INTL LTD-ADR COM	140,000		2,520,000
		MONSANTO CO COM	61,000		4,291,350
		MOODY’S CORPORATION COM	132,416		2,660,237
		NATIONAL OILWELL VARCO INC COM	345,403		8,441,649
		QUALCOMM INC COM	141,000		5,052,030
		SALESFORCE.COM INC COM	148,000		4,737,480
		SCHLUMBERGER LTD COM	175,154		7,414,269
		STARBUCKS CORP COM	582,000		5,505,720
		STRYKER CORP COM	97,000		3,875,150
		VARIAN MED SYS INC COM	144,000		5,045,760
		VISA INC CLASS A SHARES COM	169,000		8,864,050
	*	SSGA S&P 500 FLAGSHIP SERIES FUND CL A	993,544		177,780,809

		Total US Large Cap Equity Fund			508,827,720

		The International Equity Fund -
	*	DFA INTERNATIONAL SMALL CAP VALUE PORTFOLIO	3,091,469		34,098,898
	*	DFA EMERGING MARKETS VALUE FD	1,891,200		32,055,838
	*	GMO INTL CORE EQUITY- III	3,056,390		70,205,271
	*	SSGA DAILY EAFE SERIES FUND CL T	752,918		10,107,167
	*	SSGA INTERNATIONAL ALPHA SELECT SL SERIES FUND CL A	10,597,907		78,265,547

		Total International Equity Fund			224,732,721

		The U.S. Small/Mid-Cap Equity Fund -
	*	EVERGREEN INST MONEY MARKET FUND CL I (FD #495)	1,856,818		1,856,818
		ANNALY MTG MGMT INC COM	66,275		1,051,784
		BALL CORP COM	37,650		1,565,864
		BANK OF HAWAII CORP COM	23,350		1,054,720
		BRIGGS & STRATTON CORP COM	47,525		835,965
		BROADRIDGE FINANCIAL SOLUTIONS COM	116,650		1,462,791
		BROWN & BROWN INC COM	49,050		1,025,145
		COINSTAR COM	91,455		1,784,287
		COMSTOCK RES INC COM NEW	28,775		1,359,619
		CON-WAY INC COM	47,395		1,260,707
		COX RADIO INC CL A	201,150		1,208,912
		CRACKER BARREL OLD COUNTRY COM	41,810		860,868
		DIAMONDROCK HOSPITALITY CO COM	70,375		356,801
		DYCOM INDS INC COM	102,250		840,495
		FREDS INC CL A COM	68,825		740,557
		HCC INS HLDGS INC COM	42,650		1,140,888
		HARSCO CORP COM	37,320		1,033,018
		INGRAM MICRO INC CL A	91,400		1,223,846
		INTL FLAVORS & FRAGRANCES INC COM	45,725		1,358,947
		INTERNATIONAL SPEEDWAY CORP CL A	26,250		754,163
		K-SWISS INC CL A	88,810		1,012,434
		KENNAMETAL INC COM	64,695		1,435,582

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
		MPS GROUP INC COM	106,240		799,987
		MARVEL ENTMT INC COM	36,450		1,120,838
		NEW YORK CMNTY BANCORP INC COM	105,975		1,267,461
		ON SEMICONDUCTOR CORP COM	268,175		911,795
		PEROT SYS CORP CDT-CL A	57,590		787,255
		RPM INTL INC COM	127,800		1,698,462
		RAYMOND JAMES FINANCIAL INC COM	68,550		1,174,262
		REPUBLIC SVCS INC COM	89,077		2,208,219
		SHERWIN-WILLIAMS CO COM	24,125		1,441,469
		SYNOVUS FINANCIAL CORP COM	118,060		979,898
		TEXAS CAPITAL BANCSHARES INC COM	64,425		860,718
		TIDEWATER INC COM	47,640		1,918,463
		UNITED CMNTY BKS INC BLAIRSVILLE GA CDT CAP STK	85,267		1,157,926
		WILEY JOHN & SONS INC CL A	9,305		331,072
		WILMINGTON TR CORP COM	51,400		1,143,136
		AMDOCS LTD COM	56,325		1,030,184
	*	EVERGREEN INST MONEY MARKET FUND CL I (FD #495)	1,579,655		1,579,655
		AGCO CORP COM	37,900		894,061
		ALBEMARLE CORP COM	46,800		1,043,640
		ALBERTO-CULVER CO COM	41,600		1,019,616
		ALEXANDER & BALDWIN INC COM	36,100		904,666
		ALLEGHANY CORP DEL COM	1,664		469,248
		ALLEGHENY TECHNOLOGIES INC COM	20,800		531,024
		ALLIANT TECHSYSTEMS INC COM	11,400		977,664
		ALPHARMA INC CL A	18,800		694,472
		AMEDISYS INC COM	21,000		868,140
		APTARGROUP INC RTS EXP 4/7/2003	29,200		1,029,008
		BJS WHSL CLUB INC COM	24,500		839,370
		CABOT OIL & GAS CORP COM	35,100		912,600
		CACI INTL INC CL A	21,900		987,471
		CLIFFS NATURAL RESOURCES INC COM	15,500		396,955
		CULLEN FROST BANKERS INC COM	16,700		846,356
		DPL INC COM	42,900		979,836
		DENTSPLY INTERNATIONAL INC COM	32,200		909,328
		DR PEPPER SNAPPLE GROUP COM	41,700		677,625
		EASTMAN CHEMICAL COMPANY COM	25,100		795,921
		EATON VANCE CORP COM NON VTG	41,200		865,612
		EQUITY LIFESTYLE PROPERTIES COM	14,300		548,548
		FEDERATED INVS INC PA CL B	6,300		106,848
		GARDNER DENVER INC COM	19,400		452,796
		HARRIS CORP DEL COM	24,300		924,615
		HEALTHCARE RLTY TR COM	44,900		1,054,252
		KENNAMETAL INC COM	18,500		410,515
		LABORATORY CORP AMER HLDGS COM	14,500		933,945
		LENNOX INTERNATIONAL INC COM	35,800		1,155,982
		MANPOWER INC WIS COM	15,400		523,446
		MATTEL INC COM	68,200		1,091,200
		MCAFEE INC COM	31,500		1,088,955
		MIRANT CORP COM	44,000		830,280
		MOLSON COORS BREWING CO -B COM	11,200		547,904
		NOVELL INC COM	228,600		889,254
		PEOPLE’S UNITED FINANCIAL INC COM	54,600		973,518
		PLAINS EXPLORATION & PRODUCT COM	45,500		1,057,420
		R L I CORP COM	7,900		483,164
		SAFETY INSURANCE GROUP INC COM	13,100		498,586
		SMUCKER JM CO COM	22,200		962,592
		SOUTHERN UN CO NEW COM	67,900		885,416
		SYBASE INC COM	36,500		904,105
		TEREX CORP COM	35,500		614,860
		TOTAL SYS SVCS INC COM	65,200		912,800
		TUPPERWARE CORP COM	43,300		982,910

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
		UST INC COM	6,800		471,784
		URS CORP NEW COM	21,719		885,484
		UNIVERSAL HLTH SVCS INC CL B COM	19,500		732,615
		VALEANT PHARMACEUTICALS INTE COM	28,700		657,230
		WISCONSIN ENERGY CORP COM	21,600		906,768
		AXIS CAPITAL HOLDINGS LTD COM	35,300		1,027,936
		BUNGE LTD COM	21,400		1,107,878
		LAZARD LTD CL A COM	28,700		853,538
		WILLIS GROUP HOLDINGS LTD COM	40,900		1,017,592
		MAGELLAN MIDSTREAM PARTNERS COM	20,300		613,263
		PLAINS ALL AMER PIPELINE LP COM	23,200		804,808
	*	EVERGREEN INST MONEY MARKET FUND CL I (FD #495)	645,894		645,894
		ACTIVISION BLIZZARD INC COM	17,550		151,632
		AFFILIATED MANAGERS GROUP COM	12,350		517,712
		AIRGAS INC COM	10,450		407,446
		ALLEGHENY ENERGY INC COM	14,925		505,361
		ALLIANCE DATA SYSTEMS CORP COM	7,750		360,608
		ALPHA NATURAL RESOURCES INC COM	14,925		241,636
		AMERICAN CAMPUS COMMUNITIES COM	13,700		280,576
		ANNALY MTG MGMT INC COM	40,500		642,735
		ANSYS INC COM	6,800		189,652
		ASPEN TECHNOLOGY INC COM	14,775		109,631
		ASSURANT INC COM	20,250		607,500
		AUTODESK INC COM	14,400		282,960
		BALLY TECHNOLOGIES INC COM	20,825		500,425
		BE AEROSPACE INC COM	43,975		338,168
		BIOMARIN PHARMACEUTICAL INC COM	12,575		223,835
		BUCYRUS INTERNATIONAL INC-A COM	23,200		429,664
		BURGER KING HOLDINGS INC COM	23,050		550,434
		CF INDUSTRIES HOLDINGS INC COM	4,500		221,220
		CALGON CARBON CORP COM	14,375		220,800
		CARRIZO OIL & GAS INC COM	12,075		194,408
		CENTRAL EUROPEAN DIST CORP COM	5,350		105,395
		CEPHALON INC COM	10,600		816,624
		CHATTEM INC COM	5,975		427,392
		CHURCH & DWIGHT CO COM	4,725		265,167
		COACH INC COM	7,525		156,294
		COGNIZANT TECH SOLUTIONS CRP COM CL A EXP 3/5/2013	17,525		316,502
		COMMSCOPE INC COM	12,700		197,358
		CONAGRA FOODS INC COM	17,175		283,388
		COPART INC COM	7,475		203,245
		CORN PRODS INTL INC COM	7,875		227,194
		COVANTA HOLDING CORP COM	15,675		344,223
		CROWN HOLDINGS INC	12,750		244,800
		DECKERS OUTDOOR CORP COM	6,225		497,191
		DELTA AIRLINES INC DEL COM	20,425		234,071
		DIGITAL REALTY TRUST INC COM	33,825		1,111,151
		DIODES INC COM	16,050		97,263
		EL PASO ELEC CO COM	12,850		232,457
		EMCOR GRP INC COM	23,900		536,077
		ENDO PHARMACEUTICALS HLDGS INC	25,225		652,823
		ENERGIZER HLDGS INC COM	6,900		373,566
		ENERSYS INC	25,050		275,550
		ESTERLINE CORPORATION COM	7,125		269,966
		FLIR SYS INC COM	12,575		385,801
		FTI CONSULTING INC COM	8,900		397,652
		F5 NETWORKS INC COM	11,400		260,604
		FISERV INC WIS COM	10,600		385,522
		FLOWSERVE CORP COM	6,225		320,588
		GAMESTOP CORP CL A COM	22,525		487,892
		GILDAN ACTIVEWEAR INC SUB VTG SHS CL A	21,675		254,898
		GUESS INC COM	6,625		101,694
		HEWITT ASSOC INC CL A	8,125		230,588
		HITTITE MICROWAVE CORP COM	7,950		234,207
		HOLOGIC INC COM	31,923		417,234
		HORNBECK OFFSHORE SERV COM	14,200		232,028

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	HURON CONSULTING GROUP INC COM	5,825		333,598
	ITT EDL SVCS INC COM	2,750		261,195
	ITT CORP COM	8,475		389,765
	ICON PLC SPONSORED ADR	9,650		190,009
	IMMUCOR INC COM	26,200		696,396
	INTERCONTINENTALEXCHANGE INC COM	4,775		393,651
	INTERSIL HLDG CORP COM	29,750		273,403
	INTUITIVE SURGICAL INC COM	2,375		301,601
	INVERNESS MEDICAL INNOVATION COM	13,425		253,867
	ION GEOPHYSICAL CORP COM	45,750		156,923
	ITC HOLDINGS CORP COM	16,950		740,376
	J CREW GROUP INC COM	11,050		134,810
	JACK IN THE BOX INC COM	17,775		392,650
	KANSAS CITY SOUTHN COM	17,475		332,899
	KIRBY CORP COM	15,950		436,392
	LKQ CORP COM	15,325		178,690
	MANITOWOC COMPANY INC COM	14,300		123,838
	MARINER ENERGY INC COM	39,375		401,625
	MCAFEE INC COM	15,400		532,378
	MCDERMOTT INTL INC COM	37,175		367,289
	MICROS SYS INC COM	15,875		259,080
	MONOLITHIC POWER SYSTEMS INC COM	17,050		215,001
	NII HLDGS INC CL B	6,400		116,352
	NORTHERN TRUST CORP COM	7,475		389,747
	NUANCE COMMUNICATIONS INC COM	67,625		700,595
	NUVASIVE INC COM	4,800		166,320
	OMNITURE INC COM	15,625		166,250
	O REILLY AUTOMOTIVE INC COM	10,150		312,011
	ORMAT TECHNOLOGIES INC COM	13,350		425,465
	OWENS ILLINOIS INC COM NEW	4,425		120,935
	PEDIATRIX MED GRP COM	4,975		157,708
	PIONEER NATURAL RESOURCES CO COM	29,275		473,670
	PRECISION CASTPARTS CORP COM	13,175		783,649
	PROSPERITY BANCSHARES INC COM	11,575		342,504
	PSYCHIATRIC SOLUTIONS INC COM	10,675		297,299
	RAYMOND JAMES FINANCIAL INC COM	50,850		871,061
	RESMED INC COM	10,375		388,855
	ROCKWELL COLLINS-WI COM	10,625		415,331
	SPX CORP COM	9,475		384,211
	SEABRIDGE GOLD INC COM	3,900		51,012
	SILICON LABORORIES INC OC-COM	9,450		234,171
	SMUCKER JM CO COM	3,225		139,836
	SONOSITE INC COM	7,225		137,853
	SOTHEBY’S COM	26,360		234,340
	STANCORP FINANCIAL GROUP COM	14,825		619,240
	SUN HEALTHCARE GRP INC COM	22,525		199,346
	SUNPOWER CORP COM	3,925		119,477
	TW TELECOM INC COM	21,625		183,164
	TREEHOUSE FOODS INC-WHEN ISS COM	12,275		334,371
	TRIMBLE NAV LTD COM	13,300		287,413
	UNITED THERAPEUTICS CORP DEL COM	3,675		229,871
	UNIVERSAL ELECTRS INC COM	6,875		111,513
	URBAN OUTFITTERS INC COM	15,300		229,194
	V F CORP COM	5,275		288,912
	WABTEC COM	7,400		294,150
	WATSON WYATT WORLDWIDE INC A COM	8,200		392,124
	WHITING PETROLEUM CORP COM	18,375		614,828
	WISCONSIN ENERGY CORP COM	2,850		119,643

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
		XCEL ENERGY INC COM	9,025		167,414
		ARCH CAPITAL GROUP LTD COM	2,250		157,725
		FOSTER WHEELER LTD	25,600		598,528
		LAZARD LTD CL A COM	21,525		640,154
		NOBLE CORP COM	6,950		153,526
		WILLIS GROUP HOLDINGS LTD COM	7,425		184,734
		QIAGEN NV COM	47,425		832,783
		AEGEAN MARINE PETROLEUM NETWORK COM	26,625		451,560
	*	EVERGREEN INST MONEY MARKET FUND CL I (FD # 495)	3,019,573		3,019,573
		ADVISORY BOARD CO/ THE COM	13,600		303,280
		AECOM TECHNOLOGY CORP COM	31,200		958,776
		ALBERTO-CULVER CO COM	21,100		517,161
		ALLIANCE DATA SYSTEMS CORP COM	15,000		697,950
		AMEDISYS INC COM	13,600		562,224
		AMERICAN REPROGRAPHICS CO COM	24,000		165,600
		AMPHENOL CORP NEW CL A	14,000		335,720
		ANALOG DEVICES INC COM	13,600		258,672
		ATHEROS COMMUNICATIONS COM	21,000		300,510
		BIO RAD LABS INC CL A	10,000		753,100
		BLACKBOARD INC COM	18,600		487,878
		CAMERON INTERNATIONAL CORP COM	16,000		328,000
		CAPITALSOURCE INC COM	23,600		109,032
		CARLISLE COS INC COM	30,000		621,000
		CEPHALON INC COM	6,500		500,760
		CITRIX SYS INC COM	9,300		219,201
		CLARCOR INC COM	16,200		537,516
		COGNEX CORP COM	21,400		316,720
		COMSTOCK RES INC COM NEW	8,000		378,000
		CORPORATE EXECUTIVE BOARD CO COM	14,100		311,046
		COSTAR GRP INC COM	13,300		438,102
		DAVITA INC COM	41,000		2,032,370
		DENBURY RESOURCES INC COM	48,000		524,160
		DEVRY INC DEL COM	5,900		338,719
		DISCOVERY COMMUNICATIONS A COM	25,000		354,000
		DISCOVERY COMMUNICATIONS C COM	23,500		314,665
		DRIL-QUIP INC COM	17,300		354,823
		EATON VANCE CORP COM NON VTG	25,200		529,452
		EDWARDS LIFESCIENCES CORP COM	12,000		659,400
		ENERGYSOLUTIONS INC COM	34,600		195,490
		EXTERRAN HOLDINGS INC COM	15,700		334,410
		ARTHUR J. GALLAGHER & CO COM	20,000		518,200
		GAYLORD ENTMT CO NEW COM	18,200		197,288
		GENTEX CORP COM	26,400		233,112
		GLOBAL PMTS INC COM	28,500		934,515
		GRACO INC COM	19,300		457,989
		GRAND CANYON EDUCATION INC COM	21,000		394,380
		GRANITE CONSTR INC COM	9,400		412,942
		HAEMONETICS CORP MASS COM	14,900		841,850
		HARSCO CORP COM	13,300		368,144
		HENRY JACK & ASSOC INC COM	36,700		712,347
		HORACE MANN EDUCATORS CORP NEW COM	24,800		227,912
		IHS INC-CLASS A COM	19,000		710,980
		INFORMATICA CORP COM	41,800		573,914
		INTERACTIVE DATA CORP COM	18,800		463,608
		INTERSIL HLDG CORP COM	37,600		345,544
		IRON MTN INC PA COM	13,100		323,963
		JARDEN CORP COM	19,000		218,500
		KANSAS CITY SOUTHN COM	19,100		363,855
		LAM RESEARCH CORP COM	10,000		212,800
		LANDSTAR SYS INC COM	4,800		184,464
		MAGELLAN HEALTH SVCS INC COM	20,500		802,780
		MARTIN MARIETTA MATLS INC COM	3,500		339,780
		MENTOR CORP MINN COM	19,000		587,670

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
		MINDRAY MEDICAL INTL LTD-ADR COM	18,100		325,800
		MOHAWK INDS INC COM	9,000		386,730
		NATIONAL CINEMEDIA INC COM	36,300		368,082
		NETAPP INC COM	29,000		405,130
		NEUSTAR INC-CLASS A COM	41,400		791,982
		NICE SYS LTD SPONSORED ADR	23,800		534,786
		OSI PHARMACEUTICALS INC COM	8,400		328,020
		OCEANEERING INTL INC COMMON	8,800		256,432
		OPTIONSXPRESS HOLDINGS INC COM	37,000		494,320
		ORBITAL SCIENCES CORP COM	29,000		566,370
		POOL CORP COM	18,900		339,633
		QUICKSILVER RESOURCES INC COM	28,800		160,416
		RANGE RES CORP COM	20,000		687,800
		RESMED INC COM	24,400		914,512
		RESOURCES CONNECTION INC COM	36,300		594,594
		SBA COMMUNICATIONS CORP COM EXP 1/10/2012	65,500		1,068,960
		SRA INTERNATIONAL INC-CL A COM	23,100		398,475
		SVB FINANCIAL GROUP COM	12,700		333,121
		SEPRACOR INC COM	36,000		395,280
		STERICYCLE INC COM	11,000		572,880
		STRAYER ED INC COM	2,600		557,466
		TIFFANY & CO COM	17,000		401,710
		TRANSDIGM GRP INC COM	18,400		617,688
		VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS INC COM	9,800		177,576
		VARIAN MED SYS INC COM	14,000		490,560
		VERISIGN INC COM	16,700		318,636
		WABCO HOLDINGS INC COM	14,000		221,060
		WELLCARE HEALTH PLANS	20,800		267,488
		WRIGHT EXPRESS CORP COM	29,000		365,400
		AMDOCS LTD COM	22,500		411,525
		ASSURED GUARANTY LTD COM	18,200		207,480
		HERBALIFE LTD COM	14,000		303,520
		INVESCO LTD	31,000		447,640
		MAX CAPITAL GROUP LTD COM	27,500		486,750
		ORIENT-EXPRESS HOTELS LTD COM	9,500		72,770
		UTI WORLDWIDE INC COM	34,200		490,428
		AERCAP HOLDINGS NV COM	33,800		101,738
	*	SSGA RUSSELL SMALL CAP COMPLETENESS INDEX (SECS LENDING FD SER A)	1,148,502		15,656,378

		Total Small / Mid Cap Equity Fund			190,976,379

The Stable Value Fund -
		Fixed Income Securities:
		FNMA TBA 30YR 4.5000% 1/15/2039	4,000,000		4,053,752
		FNMA 30YR TBA 5% 1/01/35	3,650,000		3,726,424
		FNMA 30YR TBA 6.00% 9/01/28	8,000,000		8,235,000
		GNMAII TBA 30YR 5.5% 1/01/39	2,500,000		2,566,420
		GNMA TBA 30YR 6% 1/15/39	2,500,000		2,578,905
		FHLMC GOLD TBA 30 YR 5.5% 1/15/39	5,000,000		5,117,190
		FGLMC GOLD 30 YR TBA 6.5% 1/01/37	4,000,000		4,153,752
		FHLMC GOLD #E92454 5% 11/01/17	615,028		636,829
		FHLMC GOLD #E97248 5% 6/01/18	563,081		582,806
		FHLMC GOLD #E99565 5.5% 9/01/18	918,865		950,443
		FHLMC GOLD #E99595 5.5% 10/01/18	237,019		245,367
		FHLMC (NON GOLD) ARM #1J0614 5.691% 9/01/37	1,557,556		1,592,461
		FGOLD 30YR 6% 9/01/37	3,173,043		3,209,359
		FGOLD 10 YR #G12100 5% 11/01/13	612,101		627,020
		FHLMC GOLD #G12141 4.5% 9/01/20	2,881,458		2,956,871
		FHLMC GOLD #QQQ 6% 10/01/37	3,881,049		4,002,279
		FREDDIE MAC GIANT 6% 9/01/38	3,413,775		3,520,068

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	H 1G 1G0847 4.711% 7/01/35	3,369,348		3,384,377
	FHLMC NON-GOLD ARM #1J1396 5.758% 12/01/36	2,541,555		2,601,828
	FHLMC (NON GOLD) ARM #1G2264 6.011% 10/01/37	2,756,622		2,831,090
	FHLMC (NON GOLD) ARM #1G2450 5.903% 8/01/36	953,324		973,010
	FHLMC (NON GOLD) ARM #1G2598 6.102% 1/01/37	2,168,627		2,231,391
	FHLMC #G10559 GOLD 7.00% 7/01/11	42,949		44,497
	FHLMC #G10561 GOLD 7.00% 8/01/11	44,714		46,326
	FHLMC #C66537 7% 4/01/32	258,396		271,554
	FHLMC #C66594 7% 4/01/32	180,524		189,715
	FEDERAL HOME MORTGAGE CORP POOL 5.5% 12/01/38	2,500,000		2,561,435
	FHLMC 15YR #E00546 5.50% 3/01/13	108,347		111,337
	FHLMC GOLD #E00593 5.5% 11/01/13	144,019		148,065
	FHLMC GOLD #B12280 5.5% 2/01/19	598,359		618,922
	FHLMC CMO 6.085% 9/25/29	169,031		168,695
	FED HOME LOAN MTG CORP 4.375% 10/22/10	1,745,000		1,839,411
	FHLMC #E20124 GOLD 8% 8/01/09	9,085		9,281
	FHLMC 2403-DA 5.5% 4/15/29	360,099		364,398
	FEDERAL HOME LN MTG CORP 5% 12/14/18	3,205,000		3,322,031
	FHLMC #780514 ARM 5.005% 5/01/33	450,840		455,506
	FEDERAL NATL MTG ASSN 5.125% 1/02/14	5,078,000		5,366,227
	FNMA 5.0 02/13/2017 5% 2/13/17	3,605,000		4,089,833
	FNMA #190888 7.5% 7/01/09	14,026		14,104
	FNMA #250800 7.50% 1/01/12	54,771		56,911
	FNMA #252016 7% 7/01/28	141,394		149,583
	FNMA 15YR #252260 6.00% 3/01/10	207,844		216,676
	FNMA #254187 5% 1/01/09	16,238		16,239
	FNMA #254190 5.5% 2/01/09	11,329		11,308
	FNMA #254757 5% 3/31/13	171,763		174,808
	FNMA #254774 5.5% 3/31/13	226,187		230,923
	FNMA #255488 5.5% 10/01/14	755,702		787,134
	FNMA #255991 5.5% 11/01/35	2,829,082		2,843,613
	FNMA #357324 5% 1/01/33	2,738,844		2,806,148
	FEDERAL NATL MTG ASSN GTD MTG PASS 5.5% 7/01/35	897,227		920,817
	FNMA #387357 6.35% 5/01/10	2,524,794		2,529,777
	FNMA #387549 4.97% 8/01/15	2,171,273		2,152,337
	FNMA #433679 6% 11/01/28	450,969		468,814
	FNMA #462237 5.709% 7/01/16	1,506,354		1,547,293
	FNMA #535003 7% 11/01/14	175,196		181,719
	FNMA #535219 7.5% 3/01/15	134,768		141,230
	FNMA #535802 7% 2/01/16	229,544		238,553
	FNMA #545701 7% 7/01/12	1,552		1,559
	FNMA #545874 6.5% 8/01/32	553,069		582,038
	FNMA #555343 6% 8/01/17	72,485		75,474
	FNMA #555432 5.5% 5/01/33	3,065,852		3,150,294
	FNMA #555528 6% 4/01/33	2,050,946		2,119,291
	FNMA #555531 5.5% 6/01/33	3,870,633		3,977,240
	FNMA #635227 6.5% 4/01/32	715,322		752,748
	FNMA #635894 6.5% 4/01/32	179,011		188,423
	FNMA #636030 6.5% 4/01/32	317,316		333,832
	FNMA #638210 6.5% 5/01/32	169,683		178,546
	FNMA #640996 7.5% 5/01/32	284,714		301,664
	FNMA #646456 7% 6/01/32	1,049,981		1,111,081
	FNMA #647989 7% 6/01/32	1,210,273		1,280,700
	FNMA #648349 6% 6/01/17	701,488		728,608
	FNMA #653145 6% 7/01/17	538,181		559,132
	FNMA ARM #654285 5.389% 11/01/32	341,829		351,704
	FNMA #659930 6% 9/01/32	2,736,065		2,827,242
	FNMA #667787 5.5% 2/01/18	428,405		443,262
	FNMA #670891 5.29% 12/01/32	1,062,083		1,090,018
	FNMA 2003-W11 A1 6.209% 6/25/33	9,995		9,790
	FNMA #200394 5.5% 7/25/23	87,025		86,835
	FHLMC 2617 HD 7% 6/15/16	579,916		607,380
	FNMA 2003-W19-1A6 5.29% 11/25/33	3,000,000		3,030,000

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	FNMA 2003-133 GB 8% 12/25/26	206,442		217,387
	FHLMC_2641 6.5% 1/15/18	545,686		578,754
	FNMA 2004-W3 A15 5% 5/25/34	552,757		538,599
	FNMA 2004-W10 A23 5% 8/25/34	146,989		146,886
	FNMA 2004-60 PA 5.5% 4/25/34	1,104,923		1,143,029
	FHLMC 2750 DB 4.5% 5/15/15	544,749		548,408
	FHLMC 2770 ON 3.75% 6/15/32	1,587,798		1,597,132
	FHLMC 2843-BA 5% 1/15/18	616,173		628,838
	FHLMC 2907-AG 4.5% 3/15/19	825,560		838,009
	FHLMC 3154-AN 5% 8/15/31	2,950,000		3,036,169
	FHMS 2006-K1-A2 5.651% 4/25/16	6,801,233		7,092,472
	FHLMC 2.718 0.563% 2/15/19	4,278,588		4,125,588
	FEDERAL NATL MTG ASSN 3.25% 4/09/13	6,530,000		6,804,260
	FNMA #682229 5.5% 3/01/33	2,807,492		2,887,889
	FNMA #683387 5.5% 2/01/33	2,979,450		3,061,511
	FNMA #695838 5.5% 4/01/18	588,029		609,309
	FNMA #699883 5.5% 4/01/33	2,994,256		3,076,726
	FNMA #702427 5.5% 4/01/33	977,010		1,008,285
	FNMA #703937 5.5% 5/01/18	141,830		146,749
	FNMA #704265 5.5% 5/01/33	3,000,513		3,083,155
	FNMA #705304 4.908% 6/01/33	800,231		834,106
	FNMA #712343 5% 5/01/33	3,653,376		3,739,729
	FNMA #720399 5.5% 7/01/18	818,147		847,033
	FNMA #720422 5.5% 7/01/18	532,295		550,917
	FEDERAL NATL MTG ASSN GTD MTG PASS 6% 12/01/33	2,785,858		2,876,952
	FNMA #725090 4.813% 11/01/33	750,841		770,635
	FNMA #725232 5% 3/01/34	3,283,657		3,361,271
	FNMA #725284 7% 11/01/18	289,034		299,651
	FNMA #725425 5.5% 4/01/34	733,174		753,453
	FNMA #725773 5.5% 9/01/34	2,969,677		3,049,613
	FNMA #725815 6% 12/01/33	1,138,144		1,175,360
	FNMA #735841 4.5% 11/01/19	1,315,391		1,349,685
	FNMA #740843 5% 11/01/18	455,036		470,515
	FNMA #741897 5% 10/01/33	996,668		1,020,226
	FNMA #745275 5% 2/01/36	4,755,828		4,862,293
	FNMA #745563 5.5% 8/01/34	1,541,500		1,583,957
	FNMA #745629 5.332% 1/01/18	2,397,651		2,412,597
	FNMA #747019 5% 1/01/19	467,773		482,773
	FNMA #754297 4.739% 12/01/33	348,815		352,310
	FNMA #759123 4.576% 1/01/34	542,769		546,296
	FNMA #761141 5% 12/01/18	2,144,294		2,213,601
	FNMA #764082 4.799% 1/01/34	804,217		817,682
	FNMA #764156 4.942% 3/01/34	689,566		695,246
	FNMA ARM #768117 5.442% 8/01/34	420,287		423,499
	FNMA #780582 5.23% 8/01/34	764,733		772,874
	FNMA #785506 5% 6/01/34	7,023,504		7,185,125
	FNMA ARM #786628 5.669% 7/01/34	597,168		612,747
	FNMA #794787 5.146% 10/01/34	792,235		802,114
	FNMA ARM #799769 5.046% 11/01/34	612,247		620,218
	FNMA ARM #801344 5.066% 10/01/34	739,631		747,967
	FNMA #804303 5.5% 11/01/34	5,480,906		5,628,439
	FNMA #220925 5.5% 9/01/34	1,692,074		1,738,678
	FNMA #809534 5.121% 2/01/35	1,126,553		1,138,854
	FNMA ARM #817198 5.031% 5/01/35	299,902		305,007
	FNMA ARM #817199 5.084% 4/01/35	377,300		392,066
	FNMA 10/1 HYBRID ARM 5.121% 8/01/35	2,200,601		2,210,968
	FNMA ARM #820545 5.05% 5/01/35	630,648		638,586
	FNMA #822083 5% 7/01/35	897,057		917,139
	FNMA ARM #826908 5.09% 8/01/35	2,267,921		2,312,743
	FNMA #831809 6% 9/01/36	3,539,189		3,647,728
	FNMA #844705 5.711% 12/01/35	1,943,732		1,989,993
	FNMA #844816 6% 2/01/20	897,801		935,388

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
		FNMA ARM #847988 5.178% 12/01/35	1,986,048		2,012,046
		FNMA ARM #849082 5.824% 1/01/36	1,521,392		1,562,016
		FNMA ARM #849170 5.928% 1/01/36	1,455,461		1,496,917
		FNMA #865689 5.855% 2/01/36	2,060,934		2,112,581
		FNMA #865818 5.877% 3/01/36	1,709,027		1,752,317
		FNMA ARM #866097 6.138% 2/01/36	1,360,828		1,399,639
		FNMA 5.5% 4/01/21	2,798,572		2,887,314
		FNMA #871091 6.5% 11/01/36	3,717,689		3,865,816
		FNMA ARM #872753 5.83% 6/01/36	641,078		659,454
		FNMA #878661 5.5% 2/01/36	2,169,112		2,212,494
		FNMA #881629 5.5% 2/01/36	2,127,438		2,169,987
		FNMA #883267 6.5% 7/01/36	1,671,057		1,747,655
		FNMA #886054 7% 7/01/36	1,306,446		1,378,690
		FNMA ARM #887096 5.813% 7/01/36	1,488,239		1,527,808
		FNMA #888414 5% 11/01/35	3,972,256		4,061,180
		FNMA ARM #888989 6.042% 6/01/37	2,617,542		2,682,108
		FNMA 889052 6% 2/01/38	3,561,555		3,674,662
		FNCL 30YR 6% 8/01/37	2,897,737		2,988,857
		FNMA #894803 6.5% 12/01/36	3,996,691		4,155,934
		FNMA ARM #902818 5.913% 11/01/36	932,167		953,448
		FNMA #922255 6.5% 12/01/36	3,329,308		3,461,960
		FNMA 30 YR 6% 1/01/37	2,526,996		2,604,493
		FEDERAL NATL MTG ASSN GTD MTG PASS 8% 10/01/37	2,744,993		2,895,142
		FNMA #949320 7% 10/01/37	2,304,274		2,415,318
		FEDERAL NATL MTG ASSN GTD MTG PASS 6% 4/01/23	2,982,059		3,097,587
		F CI 988113 5.5% 8/01/23	1,458,816		1,504,847
		F CI 988961 5.5% 8/01/23	1,524,759		1,572,870
		GNMA 2006-32-A 5.079% 1/16/30	3,032,467		3,101,433
		GNMA 2006-30-A 4.175% 6/16/11	4,122,036		4,153,513
		GNMA 2004-60 A 4.104% 3/16/18	1,133,026		1,133,587
		UST INFLATION INDEX 3% 7/15/12	6,440,000		7,602,572
		UNITED STATES TREAS NTS 2.875% 6/30/10	9,810,000		10,159,099
		JP MORGAN CHASE 2.625% 12/01/10	3,180,000		3,243,845
		MSM 2007-12-3A22 6% 8/25/37	2,383		1,588
	*	RVST Money Market Fund I	86,215,644		86,215,644
	*	RVST Government Income Fund	1,035,452		26,015,751
	*	RVST US Government Securities I	40,979,618		40,979,618
	*	RVST Stable Capital Fund	3,280,143		77,188,318

		Total Stable Value Fund			551,562,018

	*	Loans to Participants
		Various, 4.00% - 10.50%, due 1/09 - 10/38			92,925,838

		Total investments at fair value			2,126,386,488

	Adjustment from fair value to contract value:
		AIG Financial II Contract #327774 Wrapper - 4.31%			(1,194,366)
		RBC I #10903 Wrapper - 4.27%			(724,292)
		RBC II #20903 Wrapper - 4.80%			(985,762)
		Bank of America #01-132 Wrapper - 4.29%			(1,061,367)
		IXIS II #1025-06 Wrapper - 4.37%			(896,255)
		JP Morgan/Chase I #A1SP01 Wrapper - 4.49%			(1,432,947)
		Met Life #28972 Wrapper - 4.52%			(1,256,236)
		Monumental Life II #MDA00633TR Wrapper - 4.52%			(432,499)
		Monumental Life V #MDA00375TR Wrapper - 4.65%			(730,336)
		Pacific Life #G-26755-00 Wrapper - 4.67%			(1,015,591)
		Rabobank I #060101 Wrapper - 4.58%			(1,025,167)
	*	State Street II #101063 Wrapper - 4.57%			(912,592)

		Total adjustment			(11,667,411)

		Total investments			2,114,719,077

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

	By	/s/ Valeria M. Christensen
Valeria M. Christensen
Delegate
Employee Benefits Administration Committee
Date: June 29, 2009

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP